1775 I Street, N.W.
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www.dechert.com

JANE A. KANTER

jane.kanter@dechert.com
+1 202 261 3302 Direct
+1 202 261 3002 Fax

October 15, 2012

VIA EDGAR

Mr. Edward Bartz

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:    Munder Series Trust (“Registrant”) on behalf of Munder International Equity Fund and Munder International Fund-Core Equity File No. 333-183942; Form N-14 filed on EDGAR on September 17, 2012 (originally, File No. 333-183785; Form N-14 filed on EDGAR on September 7, 2012)

Dear Mr. Bartz and Mr. Eskildsen:

On behalf of Registrant and Munder Capital Management (“MCM”), this letter responds to your comment(1) to Registrant’s registration statement and proxy solicitation materials on Form N-14 (“Proxy Statement/Prospectus”), on behalf of Munder International Equity Fund (“International Equity Fund”) and Munder International Fund-Core Equity (“Core Equity Fund”) (each a “Fund” and, collectively, the “Funds”), with respect to the reorganization (“Reorganization”) of the International Equity Fund with and into the Core Equity Fund.  We submitted an initial response to this SEC staff comment on October 11, 2012, and on October 12, 2012 you requested that we provide more detailed information regarding Registrant’s analysis of the factors described in North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST no-action letter”).

The comment in question pertains to Registrant’s Proxy Statement/Prospectus filed with the SEC on EDGAR on September 17, 2012.

1.             SEC Staff Comment:  Please explain supplementally in detail the analysis pursuant to which the Registrant determined which Fund will be the performance or accounting survivor following the close of the Reorganization in accordance with the SEC staff’s guidance in the NAST no-action letter.

Response:  In determining which of various predecessor funds should be considered to be the performance or accounting survivor with respect to a fund reorganization and which historical financial highlights are used by the surviving entity, the SEC staff provided guidance in the NAST no-action letter.  In the NAST no-action letter, the SEC staff stated that funds should compare the

(1)   The comment was initially provided telephonically by Mr. Bartz of the Securities and Exchange Commission (“SEC”) staff to Philip T. Hinkle of Dechert LLP on September 14, 2012 and was discussed again between Mr. Bartz and Mr. Hinkle on October 2, 2012.

attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles.  The SEC staff further stated that a comparison of the following factors, among other things, may be relevant to that analysis: (1) investment adviser (including the portfolio managers employed or that that will be employed following the reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition (“NAST Factors”).

After careful consideration of the five NAST Factors, as described in more detail below, and after consulting with its counsel and its independent public accountants regarding which Fund should be considered the accounting survivor of the Reorganization, the Registrant has concluded that it is appropriate for the Core Equity Fund, as the surviving Fund under the Reorganization (“Surviving Fund”), to be the performance and accounting survivor.

1.             Portfolio Management Team.  MCM has served as the investment adviser to both Funds since their inception and will continue serving as the investment adviser to the Surviving Fund on a going forward basis.  Currently, the two Funds have different portfolio management teams that use different investment strategies, as discussed more fully below.  Once the Reorganization is completed, MCM will utilize the portfolio management team of the Core Equity Fund as the portfolio management team for the Surviving Fund.  Accordingly, this analysis of the investment advisory arrangements for the Surviving Fund supports the determination that the Core Equity Fund is the accounting survivor.

2.             Investment Objectives, Policies and Restrictions.

Each of the Funds has the same fundamental investment restrictions.

The investment objectives of the two Funds, while similar and overlapping to a certain extent, are, in fact, differently stated.  The investment objective of the Core Equity Fund is to provide long-term growth of capital.  The investment objective of the International Equity Fund is to provide long-term capital appreciation.

The principal investment strategies of the Funds differ notably in several respects.

•                                          While the International Equity Fund invests generally in foreign securities using a highly quantitative approach, the Core Equity Fund invests primarily in securities of companies in countries represented in the MSCI ACWI Index ex U.S. using a bottom-up investment approach that involves a combination of quantitative and qualitative (i.e., fundamental analysis).

•                                          Although neither Fund is subject to limitations on the market capitalization of the companies in which it invests, the International Equity Fund tends to invest mostly in larger-capitalization companies.

•                                          Further, the Funds utilize different benchmark indexes.  The Core Equity Fund utilizes as its benchmark the MSCI ACWI Index ex U.S., an index designed to measure equity performance in developed and emerging market countries excluding the United States, and which consists of a nearly equal number of developed market countries and emerging market countries.  The International Equity Fund utilizes as its benchmark the MSCI EAFE Index, an index designed to measure equity performance of developed market countries excluding the United States and Canada, and which consists solely of developed market countries.

•                                          The Surviving Fund will employ the investment strategies utilized by the Core Equity Fund.

Registrant believes that the notable differences between the investment strategies and restrictions of the Core Equity Fund and those of the International Equity Fund support its position that the Core Equity Fund is the accounting survivor.

3.             Expense Structures and Expense Ratios.  The two Funds have differing expenses structures and expense ratios.

•                                          Most notably, MCM has entered into an Expense Limitation Agreement for the Core Equity Fund under which it has agreed to impose expense caps for each share class of the Core Equity Fund through at least October 31, 2013, so that, on an annualized basis, the total net annual operating expenses (excluding certain items) do not exceed 1.47% for Class A shares, 2.22% for Class C shares, 1.22% for Class Y shares, and 0.96% for Class I shares.

•                                          No such Expense Limitation Agreement is in place for the International Equity Fund.  As a result, the total net annual operating expenses of each corresponding share class of the International Equity Fund are greater than the total net annual operating expenses of the classes of the Core Equity Fund.

•                                          The Core Equity Fund, as the Surviving Fund, will retain the contractual expense caps currently in place.

Another difference between the two Funds’ expense structure is the management fee.  Each class of the Core Equity Fund pays a management fee that is higher by five basis points than the management fee of the International Equity Fund.  The Core Equity Fund, as the Surviving Fund, will have a management fee that is five basis points higher than that of the International Equity Fund.

This analysis supports the Core Equity Fund as the accounting survivor, as the Surviving Fund will retain the expense caps currently enjoyed by the Core Equity Fund shareholders.

4.             Asset Size.  As of August 9, 2012, the Core Equity Fund had approximately $8.56 million in net assets and the International Equity Fund had approximately $42.70 million in net assets.  Registrant recognizes that the International Equity Fund has greater net assets than the Core Equity Fund, but notes that the asset size of the respective Funds is just one factor in the analysis and does not consider asset size to be the controlling factor.

5.             Portfolio Composition.  The portfolio composition of the Core Equity Fund, as the Surviving Fund, will be different from that of the International Equity Fund because the Surviving Fund’s portfolio holdings will be in line with those of the Core Equity Fund.  As described above, there are significant differences between the investment strategies and portfolio holdings of the two Funds.  The proposed Reorganization would entail a substantial degree of rebalancing so that the portfolio holdings of the Surviving Fund would be in line with those of the Core Equity Fund.  Registrant believes this is an important factor in the NAST analysis and supports the Core Equity Fund as the accounting survivor.

As discussed above, Registrant has concluded that four of the five NAST Factors support the Registrant’s determination that the Core Equity Fund most closely resembles the Surviving Fund.  However, Registrant has determined that one factor (i.e., the asset size of the International Equity Fund) supports the International Equity Fund as the performance and accounting survivor of the Reorganization.  Nonetheless, Registrant believes that this one factor is not controlling.  If it were, then the subjective analysis of the Reorganization (as required by the NAST no-action letter) would be unnecessary.

When considering all five of the NAST Factors, Registrant has determined, after consulting with Dechert LLP and the independent accountants for the Munder Funds, that the Core Equity Fund is the performance and accounting survivor of the Reorganization.

If you have any further comments or questions, please contact me at (202) 261-3302 or Philip T. Hinkle at (202) 261-3460.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:      Amy Eisenbeis

Francine S. Hayes